Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ____May__________ 2004
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:



    News Release

    Attention Business/Financial Editors:

    TELUS Reports First Quarter Results

    Strong wireless performance drives earnings and cash flow growth

    VANCOUVER, May 5, 2004 - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the first quarter of 2004 excellent wireless performance at TELUS Mobility and a strong increase in free cash flow. Operating revenues of $1.8 billion in the quarter increased 4% from a year ago. Overall operating earnings (EBITDA) were up 9% due to strong performance at TELUS Mobility. Reported earnings per share for the first quarter were 28 cents, compared to 26 cents for the same period a year ago. Free cash flow was $443 million this quarter, a $176 million improvement from a year ago.


    FINANCIAL HIGHLIGHTS

Rounded to nearest C$ Millions,
     except per share amounts                       3 months ended
                                                       March 31
    (unaudited)                                  2004      2003      % Change
------------------------------------------------------------------------------
    Operating revenues                           1,803.8   1,740.9       3.6
    EBITDA(1)                                      721.3     644.3       8.6
    Net income                                     101.3      89.5      13.2
    Earnings per share (EPS)                        0.28      0.26       7.7
    Capital expenditures                           309.7     207.8      49.0
    Cash provided by operating activities          588.1     404.7      45.3
    Free cash flow (2)                             443.3     267.6      65.7
------------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs.
    (2) See note 2 of the Consolidated highlights table in management's discussion and analysis.

    Darren Entwistle, president and CEO, commented that "Our strategy to evolve the revenue mix of TELUS into the growth businesses of wireless and data has driven consolidated top and bottom line growth. In addition, it has better positioned TELUS in the face of a challenging wireline environment. In this regard, our wireline business is focused on revitalizing revenue growth, creating differentiated customer service and realizing continued cost efficiency. Moreover, we continue to see strong growth in high-speed Internet net additions, which now represent approximately two-thirds of our total Internet subscriber base. TELUS Mobility stood out this quarter with 19% revenue growth, 39% operating earnings growth, 14% increase in subscriber net additions and low churn - a great reflection of our excellence in customer service. Notably, on a consolidated basis, TELUS continues to generate strong growth in EBITDA, net income, EPS and cash flow for the benefit of our equity and debt holders."
    Robert McFarlane, executive vice president and CFO, stated "TELUS generated significant free cash flow of $443 million, up 66% this quarter from a year ago. This was largely due to higher operating earnings, cash recovery of prior years' taxes and lower restructuring payments this quarter, partially offset by higher capital expenditures. As a result, we continue to delever our balance sheet well ahead of plan. Given significant semi-annual interest payments in the second and fourth quarters, combined with a strong consolidated operating outlook, we expect 2004 free cash flow to exceed
$1.1 billion. Additionally, today we are revising our EPS guidance up five cents per share to a range of $1.10 to $1.30. This positive outlook obviously bodes well for TELUS' future financial health and market valuation."

    CORPORATE DEVELOPMENTS

    TELUS renews bank credit facilities for $1.6 billion
    TELUS has received C$1.6 billion in commitments from a syndicate of 18 financial institutions. The new credit facilities consist of a C$800 million (or U.S. dollar equivalent) revolving four-year credit facility (expiring in 2008) and a C$800 million (or U.S. dollar equivalent) 364-day revolving stand-by credit facility extendible at TELUS' option for any amount outstanding as at the one-year anniversary date for one year on a non-revolving basis.
    The new facilities will replace TELUS' existing C$2.1 billion of committed credit facilities prior to their termination dates and have substantially similar terms with the exception of more flexible reporting requirements and covenant calculations. These new facilities are subject to final documentation and are expected to be finalized shortly.

    TELUS' credit rating upgraded to investment grade by Moody's
    In March, Moody's Investors Services announced it had upgraded the Senior Unsecured rating of TELUS Corporation to Baa3 from Ba1 with a stable outlook. While this is investment grade, it remains one notch below the BBB-mid investment grade ratings consistently maintained by the three other credit rating agencies (Standard & Poor's, Dominion Bond Rating Services and Fitch Ratings). The upgrade reflected Moody's belief that the company will, on average, maintain free cash flow in 2004 and 2005.

    TELUS wins six-year, $66 million data & IP contract with The
    Co-operators
    Continuing a national expansion effort focused on the provision of superior data, IP and wireless solutions, TELUS Corporation today announced a six-year, $66 million contract with The Co-operators, the largest Canadian-owned, multi-product insurer. Through the term of the agreement, TELUS will provide Wide Area Network (WAN) and Local Area Network (LAN) data services to more than 600 Co-operators locations, as well as an extensive portfolio of voice services.
    Designed to deliver enhanced value to The Co-operators, the deal goes beyond the provision of traditional products and services, positioning TELUS as a partner in delivering IP solutions contributing to Co-operators strategic and business drivers. The enhanced reach, speed, bandwidth and reliability TELUS provides to businesses like The Co-operators, is increasingly recognized as enabling the IP-based applications essential to business success.

    TELUS signs multi-year deals with the Quebec government
    TELUS recently signed two significant contracts, valued at $11.8 million, with the Quebec government. The two deals provide information technology (IT) solutions to the Quebec Building Authority (QBA) and the Quebec Pension and Insurance Plan Administrative Commission. In the first contract, valued at $9 million over 2 years, TELUS will be providing a customer relations management tool to modernize the procedures and systems for the QBA. In the second agreement, valued at $2.8 million over 2.5 years, TELUS will be upgrading and maintaining the Quebec Pension and Insurance Plan Administrative Commission's IT infrastructure. These are two of the largest government deals that TELUS Quebec has signed to date and another example of TELUS' expansion into Central Canada.

    TELUS and O.N.Telcom form strategic alliance
    TELUS and O.N.Telcom announced their intent to form a strategic alliance that provides O.N.Telcom with resources to improve its competitiveness and financial performance and offers TELUS access to an important market in Northeastern Ontario. Under the terms of the agreement, TELUS will provide management support services to O.N.Telcom, as well as access to its products and services. The agreement provides O.N.Telcom with access to the TELUS national IP backbone, technology and services while positioning the company for improved customer service from TELUS' extensive product and market development initiatives. The strategic alliance provides both parties with unique marketing opportunities across O.N.Telcom's existing service area, as well as larger urban centres like North Bay, Sudbury and Sault Ste. Marie.

    TELUS committed to corporate social responsibility - 2003 report now available
    At TELUS, we are committed to the role we play in corporate citizenship and our ability to make a positive difference in the communities where we live, work and serve. TELUS' 2003 corporate social responsibility report continues to build on global reporting standards and best practices for sustainability reporting involving all aspects of an organization's performance. The report represents an important step in our journey towards triple bottom-line reporting through discussions on our economic, environmental, and social performances. Detailed information on our commitment to corporate social responsibility can be found in our 2003 corporate social responsibility report, available online at: telus.com/socialresponsibility.
    Canadian Business Magazine reported in March that TELUS Mobility's approach to hiring the best and the brightest pays off in many ways, including the promotion of workplace diversity. The magazine found TELUS Mobility was among the Top 10 Canadian corporations in terms of hiring visible minorities and aboriginal peoples, and is well ahead of the national corporate average.

    TELUS expands services to Internet customers
    TELUS continues to deliver on its commitment to provide a wide selection of legal online music to customers with the launch of Pureradio(TM) from TELUS. The new service provides high-speed Internet users the ability to listen to high quality streaming music from 75 continuous play music channels and the ability to quickly download songs. The launch of Pureradio follows the recent launch of Puretracks(TM) from TELUS, which made TELUS Canada's first Internet Service Provider (ISP) to offer a legal music download service. Both services are based on a partnership with Moontaxi Media Inc., a leading North American online music distributor dedicated to delivering high quality music content in both streaming and download formats.
    TELUS also launched TELUS Fast Dial-up to improve the speed of Internet service for dial-up customers in B.C. and Alberta. Adding TELUS Fast Dial-up to existing dial-up services provides customers with up to five times faster Web browsing and downloading access and improved e-mail capabilities. This new add-on service utilizes sophisticated Web accelerator technologies that compress, optimize and streamline Web content. The TELUS Fast Dial-up service is an additional $2.95 per month on existing dial-up plans.

    TELUS Mobility expands Mike, 1X data networks
    TELUS Mobility continued its ongoing expansion of its all-in-one Mike iDEN network into rural and remote regions of Quebec, Ontario, Alberta and B.C., including Kamloops, the Okanagan Valley, Merritt and sections of the Coquihalla Highway. In March, TELUS Mobility announced a $4.5 million expansion of its 1X digital wireless network across the Chaudiere-Appalaches and Cote-Nord regions in Quebec.

    New products and services from TELUS Mobility

      TELUS Mobility, Nextel extend Direct Connect(TM) service across North America
      On May 4, TELUS Mobility and Nextel Communications, Inc. announced a cross-border roaming partnership allowing Nextel and TELUS Mobility Mike(R) clients to use their Direct Connect(TM) walkie-talkie service to stay in instant contact with any other Mike or Nextel user across North America. The roaming agreement also allows for cross-border data services, including BlackBerry(R) and mobile e-mail, two-way messaging and wireless Web access. The instant-contact power of the Direct Connect Push To Talk(TM) (PTT) service - with its connection speeds of less than a second - has made the Nextel and Mike networks the wireless communications network of choice for business across the continent. TELUS Mobility expects to extend Direct Connect roaming services to countries such as Mexico and several South American countries later in 2004. TELUS Mobility had expanded Direct Connect service across Canada in October 2003.

      TELUS Mobility launches two new BlackBerry(R) devices
      Also on May 4, TELUS Mobility and Research In Motion (RIM(R)) launched two new BlackBerry(R) handhelds devices across Canada. The BlackBerry 7510(TM) operates on TELUS Mobility's Mike network and is the first BlackBerry device equipped with Mike's Direct Connect walkie-talkie service. The BlackBerry 7750(TM) operates on TELUS Mobility's national 1X wireless data network, which now includes North American wide roaming, and is the first 1X BlackBerry equipped with a high-resolution colour screen. Both BlackBerry models offer mobile professionals a one-stop wireless solution that allows them to stay connected with secure, wireless access to e-mail and corporate data, digital phone, wireless Web access and organizer features.

      TELUS Mobility announces production of first Fastap(TM) phone
      At the CTIA Wireless 2004 conference in Atlanta in March, Digit Wireless, consumer electronics giant LG Electronics and TELUS Mobility announced an agreement to produce the world's first Fastap enabled mobile phone. Digit's Fastap keypad technology allows mobile phone users to quickly type text messages and other data using letter, number and punctuation keys arranged neatly around a standard mobile phone keypad. TELUS Mobility plans to offer Fastap enabled mobile phones exclusively in Canada in 2004.

      Rugged wireless modems from Sierra Wireless and Cypress Solutions Targeting the public safety, utility and heavy industry markets, TELUS Mobility introduced rugged digital wireless data modems from Cypress Solutions and Sierra Wireless that take advantage of TELUS Mobility's national 1X wireless data network. The Sierra SWMP555 wireless modem is a rugged 1X modem certified to both Society of Automotive Engineers and US military standards for humidity, mechanical shock and vibration. The embedded Trimble SQ module provides accurate reporting of position and velocity with ultra-low power consumption. The five new 1X modems from Cypress Solutions (CTM 100, 101, 102, 110 and 120) offer GPS capability and have SAE, Oil and Gas and mil-spec certification.

    Developments in Wi-Fi

      Spotnik and TELUS Mobility extend Wi-Fi to VIA trains
      In February, Spotnik Mobile and partner TELUS Mobility announced the launch of Spotnik MobileSpot(TM) Wi-Fi service aboard high-speed VIA Rail Canada trains traveling between Montreal and Quebec City. Designed specifically for the transportation market, MobileSpot allows clients to access broadband Internet service while in transit and beyond the reach of conventional Wi-Fi Hotspots. TELUS Mobility and Spotnik have rolled out hundreds of Hotspots in public locations nationwide.

      Wireless industry announces Wi-Fi agreement
      Canada's national wireless carriers signed an inter-carrier agreement in March establishing common standards for roaming and interoperability of public Wi-Fi Hotspots each operates. TELUS Mobility, Bell Mobility, Rogers Wireless and Microcell Solutions have joined to create a common brand identifier for Wi-Fi Hotspots in Canada and to offer a common browser-based login to all clients to ensure a consistent and secure experience for users in all Hotspot locations. The four carriers have also committed to build more than 500 new Hotspot locations over the next year, which will more than double their number in Canada.

    TELUS continues significant support of amateur sport in Canada with new sponsorships
    TELUS and the Canadian Snowboard Federation announced that TELUS has become the official telecommunications sponsor of the Canadian Snowboard Federation. This significant agreement will extend to 2012, and provides TELUS with sponsorship of several Canadian Snowboard Federation initiatives.
    TELUS also announced its support for, and the opening of the TELUS Centre for Sport, an operations headquarters that brings together key sport agencies focused on improving Canada's athletic performance. The centre provides much needed office and meeting space for several sport organizations to promote amateur sport and prepare athletes and coaches for world-class performance. This collaborative new environment will be a hub for management, training and education for the B.C. sport system.

    Dividend declaration
The Board of Directors declared a quarterly dividend of fifteen cents ($0.15) per share on outstanding Common and Non-Voting Shares payable on July 1, 2004 to shareholders of record on the close of business on June 10, 2004.
For further information:

      Media Relations:  Nick Culo,    (780) 493-7236,nick.culo(at)telus.com
   Investor Relations:  John Wheeler, (780) 493-7310,ir(at)telus.com




    Forward-looking statements
    ==========================================================================
    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the United States.

    See the Risks and uncertainties section in TELUS' 2003 Annual Report - Management's discussion and analysis for further information.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - May 5, 2004

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2004 and 2003, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see Forward-looking statements). TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
    The following discussion is comprised of significant updates since Management's discussion and analysis in TELUS' 2003 Annual Report:

    1.  Core business, vision and strategy
    2.  Key performance drivers
    3.  Capability to deliver results
    4.  Results
    5.  Risks and uncertainties

    1.  Core business, vision and strategy

    Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some examples of TELUS' progress in 2004 against these imperatives follow:

    Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

    On March 4, TELUS, O.N.Telcom, and the Province of Ontario announced their intention to enter into a strategic alliance, in which TELUS will provide O.N. Telcom with management support services and access to its products and services. The agreement provides O.N.Telcom with access to the TELUS national IP backbone, technology and services while positioning O.N.Telcom for improved customer service from TELUS' extensive product and market development initiatives. The agreement strengthens TELUS' relationship with the Ontario provincial government.

    2.  Key performance drivers

    Reaching a collective agreement

    In February 2004, TELUS Communications Inc. ("TCI") filed applications with both the Canadian Industrial Relations Board ("CIRB") and the Federal Court of Appeal seeking a review of the CIRB's earlier decisions, which imposed a communications ban and required TCI to offer binding arbitration to the Telecommunications Workers Union ("TWU"). On April 8, 2004, the CIRB rendered the full reasons regarding the complaints that led to its earlier decisions. The CIRB imposed a further communications ban on TCI, prohibiting communications with bargaining unit members on matters of employment and collective interest until such time as the conditions of the Canada Labour Code with respect to gaining the right to strike or lockout have been satisfied. TCI will also be seeking reconsideration and a judicial review of the CIRB's April 8, 2004 decision.
    TCI and the TWU have had discussions, at times with the assistance of each party's legal counsel, to agree on the binding arbitration process such as the selection of an arbitrator, terms of reference/guiding principles that an arbitrator would take into consideration, hearing location, dates, etc. The parties have not made much progress.
    On March 25, 2004, the TWU filed an application with the CIRB requesting that the Vice-Chairperson name an arbitrator and specify that such arbitrator would be responsible for setting the terms of reference/criteria and procedures related to binding arbitration. On April 1, 2004, TCI requested that the TWU's application be placed on hold pending the outcome of the CIRB's reconsideration decision. On April 8, 2004, the CIRB issued a letter advising both TCI and the union that the union's application would be placed in abeyance until the CIRB renders a decision on the reconsideration application.

    3.  Capability to deliver results

    Capabilities are discussed in the Company's 2003 annual Management's discussion and analysis.

    4.  Results

Critical accounting estimates
-----------------------------

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting policy developments
------------------------------

    Share-based compensation (Note 2(a) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

    Equity settled obligations (Note 2(b) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense resulted in minor changes in historical EBITDA interest coverage ratios.

Financial impact of price cap decisions
---------------------------------------

    As discussed in detail in TELUS' 2003 annual report management's discussion and analysis, the price cap regulatory regime has been in place since June of 2002. The incremental impact of these decisions on the Communications segment Operating revenues and EBITDA are no longer expected to be significant. The assumptions for 2004 annual guidance originally anticipated about $24 million negative impact on revenues, and $20 million negative impact on EBITDA. It is currently expected that the negative impact on revenues and EBITDA will be approximately $10 million as a result of a higher inflation rate of 3.4%, as measured by the 2003 chain-weighted Gross Domestic Product Price Inflation ("GDP-PI"). See Risks and uncertainties - Regulation for an update on CRTC proceedings that deal with the disposal of amounts accumulated in price cap deferral accounts.

Results of operations
---------------------

Consolidated highlights

Quarters ended March 31                   2004      2003       Change    %
------------------------------------------------------------------------------
        ($ in millions except
         per share amounts)

        Operating revenues                1,803.8   1,740.9     62.9     3.6

        EBITDA(1)                           721.3     664.3     57.0     8.6

        Net income                          101.3      89.5     11.8    13.2

        Earnings per share, basic
         and diluted                         0.28      0.26     0.02     7.7

        Cash dividends declared per share    0.15      0.15        -       -

        Cash provided by operating
         activities                         588.1     404.7    183.4    45.3

        Capital expenditures                309.7     207.8    101.9    49.0

        Free cash flow(2)                   443.3     267.6    175.7    65.7
       ----------------------------------------------------------------------
        Non-GAAP measures used by management to evaluate performance of business units and segments

        (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is calculated as:

                                                      2004 Q1    2003 Q1
                                                      --------   --------
                Operating revenues                    1,803.8    1,740.9
                Less Operations expense               1,066.6    1,070.1
                Less Restructuring and workforce
                 reduction costs                         15.9        6.5
                                                      --------   --------
                EBITDA                                  721.3      664.3

            The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

        (2) Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables, and trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results) and after funding capital expenditures. The following shows the calculation of Free Cash Flow and reconciles EBITDA and Free cash flow with Cash provided by operating activities:

                                                      2004 Q1    2003 Q1
                                                      --------   --------
                EBITDA                                  721.3      664.3
                Restructuring and workforce reduction
                 costs, net of cash payments            (52.5)    (147.4)
                Excess of share compensation expense
                 over payments                            5.0          -
                Cash interest paid                      (22.8)     (36.0)
                Cash interest received                   14.2        1.0
                Income taxes received (paid)            104.6       (0.6)
                Capital expenditures (capex)           (309.7)    (207.8)
                Investment tax credits received
                  (included in EBITDA or capex and
                  Income taxes received (paid))         (16.8)      (5.9)
                                                      --------   --------
                Free cash flow                          443.3      267.6
                Deduct excess of share compensation
                 expense over payments                   (5.0)         -
                Add back capital expenditures           309.7      207.8
                Share-based compensation                  4.7          -
                Net employee defined benefit plans
                 expense (credit)                         4.9       13.1
                Employer contributions to employee
                 defined benefit plans                  (28.6)     (18.0)
                Other net operating activities            6.1        6.9
                Non-cash working capital changes
                 except changes in taxes and interest  (147.0)     (72.7)
                                                      --------   --------
                Cash provided by operating activities   588.1      404.7
    -------------------------------------------------------------------------

    Consolidated Operating revenue and EBITDA increased significantly in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of 20.4% growth in TELUS Mobility Network revenues, with only a 9.0% increase in TELUS Mobility operations expenses. TELUS' Communications segment experienced a 2.9% decrease in Operating revenue, primarily in local and long distance services, while reducing operations expenses by 4.5%. Further detail is presented below by segment.
    Consolidated Financing costs decreased by $19.3 million in the first quarter of 2004, when compared with the same period in 2003, as a result of lower interest on long-term and short-term debt, and increased interest income including interest income from the settlement of tax matters. Income before taxes and non-controlling interest increased by $81.4 million to $164.7 million in the first quarter of 2004 as compared with the first quarter of 2003, as a result of improved operating profitability and lower net financing costs. Increased Income taxes were a result of this higher income and a favourable $47.0 million income tax adjustment recorded in the first quarter of 2003 for the settlement of tax matters relating to prior years, which had higher tax rates. Consequently, Net income increased by $11.8 million or 13.2%.
    Basic and diluted earnings per share increased by two cents in the first quarter of 2004, as compared with the same period last year as a result of increased Net income, partly offset by a larger number of shares outstanding. Basic earnings per share impacts of tax settlements and related interest for the first quarters of 2004 and 2003 were approximately four cents and 15 cents, respectively. Excluding these impacts, basic earnings per share increased by approximately 13 cents.
    Significant growth in Cash provided by operating activities and Free cash flow in the first quarter of 2004, when compared with the first quarter of 2003, included the cash recovery of income taxes, lower payments under restructuring programs, improved operating profitability and lower interest paid. Cash provided by operating activities was net of a $150 million reduction in securitized receivables, while Free cash flow was net of an increase in capital expenditures. Communications segment capital expenditures increased significantly in the first quarter of 2004, due to investment in new service development and infrastructure to improve customer service and support new customers.

    Communications segment
    - Operating revenues decreased by 2.9% in the first quarter of 2004, when compared with the same period in 2003. Normalized for the divestiture of certain application development assets in 2003, Operating revenues decreased by approximately $25.0 million or 2.0%.
    - Network access lines decreased by 22,000 during the first quarter of 2004 as a result of competition and technological substitution.
    - High speed Internet net additions were 43,600 in the first quarter of 2004, an increase of 35.8% over the first quarter of 2003.
    - Operations expenses decreased by $33.0 million and included additional Operational Efficiency Program salary and benefit savings of $23.0 million.
    - EBITDA decreased by $12.2 million from lower revenues and a $9.4 million increase in restructuring charges, partly offset by lower operations expenses. Restructuring charges were recorded for 2004 initiatives including geographical consolidation of an information technology department from 15 locations to two primary locations.
    - Cash flow (EBITDA less capital expenditures) decreased by $118.1 million to $214.1 million in the first quarter of 2004, when compared with the same period in 2003, primarily because of an increase in capital spending.

    Mobility segment
    - Total revenue grew by 18.9% in the first quarter of 2004, when compared with the same period in 2003. Network revenue grew by 20% year-over-year for the second successive quarter including a record increase of $100.3 million in the first quarter of 2004, when compared with the same period last year.
    - ARPU (average revenue per subscriber unit) increased $3 to $57, representing a fifth consecutive quarter of year over year increases.
    - Acquisition cost of acquisition ("Acquisition COA") improved to $383 from $425, a notable achievement when coupled with significant subscriber growth.
    - EBITDA increased by $69.2 million or 38.7% representing a Network revenue flow through of 69%.
    - EBITDA margin expanded by 5.5 percentage points to 41.8% of Network revenue (38.9% of total revenue).
    - Cash flow (EBITDA less capital expenditures) increased by $73.2 million or 58.9% to a record $197.5 million.
    - Net subscriber additions were 76,100 or 14.1% higher than the first quarter of 2003. Notably, higher revenue-generating postpaid subscriber net additions increased significantly by 49.4%, representing a third successive quarter of positive growth. Postpaid subscribers were 82.2% of total net subscriber additions in the first quarter of 2004.
    -  Blended churn remained a healthy 1.5%.

    The following discussion for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.

Operating revenues - Communications segment

Quarters ended March 31                     2004     2003     Change    %
------------------------------------------------------------------------------
        ($ millions)
        Voice local (and contribution)      528.9    538.8     (9.9)    (1.8)
        Voice long distance                 229.6    251.1    (21.5)    (8.6)
        Data                                339.8    342.8     (3.0)    (0.9)
        Other                                72.8     75.8     (3.0)    (4.0)
       ----------------------------------------------------------------------
        External operating revenue        1,171.1  1,208.5    (37.4)    (3.1)
        Intersegment revenue                 25.0     23.4      1.6      6.8
       ----------------------------------------------------------------------
        Total operating revenue           1,196.1  1,231.9    (35.8)    (2.9)
       ----------------------------------------------------------------------

Key operating indicators - Communications segment
        (000s)                              2004     2003     Change    %
       ----------------------------------------------------------------------
As at March 31
---------------
        Network access lines               4,848     4,913      (65)    (1.3)

        High-speed Internet subscribers    605.2     442.1    163.1     36.9
        Dial-up Internet subscribers       309.1     372.1    (63.0)   (16.9)
                                         -------- --------- -------- --------
        Total Internet subscribers(1)      914.3     814.2    100.1     12.3

Quarters ended March 31
------------------------
        Change in network access lines       (22)        2      (24)      NM

        High-speed Internet net additions   43.6      32.1     11.5     35.8
        Dial-up Internet net reductions    (10.7)    (19.6)     8.9     45.4
                                         -------- --------- --------
        Total Internet subscriber net
         additions(1)                       32.9      12.5     20.4    163.2
       ----------------------------------------------------------------------

        (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for the first quarter of 2003 are net of reductions of approximately 6.4 dial-up subscribers and approximately 3.0 high-speed Internet subscribers.
        NM - not meaningful

    The Communications segment continued to experience an industry-wide trend of declining traditional revenues and softness in data revenue growth.

    - Voice local revenue is generated from: (i) access to the Company's network, which is provided to customers on a monthly subscription basis; (ii) from the Company's optional and pay-per-use enhanced services, and; (iii) the Company's share of contribution pool funds for providing service in high cost rural service areas. Voice local revenue decreased in the first quarter of 2004, when compared with the first quarter of 2003, primarily as a result of fewer access lines, partly offset by modest increases in interconnection and enhanced services revenues.

       Consumer network access lines decreased by 12,000 in the first quarter of 2004 as compared with a decrease of 2,000 in the first quarter of 2003. Consumer line losses resulted from technological substitution, including substitution to wireless, and competitive activity. Business network access lines decreased by 10,000 in the first quarter of 2004 compared with an increase of 4,000 in the same period in 2003. Business lines decreased primarily as a result of Centrex line losses to competition (including Alberta Supernet) and migration to more efficient ISDN services. The year-over-year decrease in total access lines in the first quarter of 2004 was 1.3%.

    - Voice long distance revenue decreased significantly in first quarter of 2004, when compared with the same period in 2003. The decrease was primarily as a result of fewer consumer minutes and price competition. Wholesale settlement revenues were relatively unchanged as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion.

    - Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue in the first quarter of 2003 included approximately $10.8 million of application development revenues from assets that were divested in the second and fourth quarters last year. Data revenue growth normalized for the disposal of assets was $7.9 million or 2.3% in the first quarter of 2004, as compared with 2003. Internet service revenues increased by $5.4 million in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of growth in the Internet subscriber base. TELUS high-speed Internet subscriber net additions increased by 35.8% in the first quarter of 2004, when compared with the same period in 2003, bringing high-speed Internet subscribers to 605,200 at March 31, 2004. Managed workplace revenues increased by $12.3 million due to higher functional outsourcing services. Partly offsetting growth in Internet and managed workplace were lower legacy data services revenues.

    - Other revenue decreased in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of lower voice equipment rental and sales and the conclusion in the first quarter of 2004 of amortization of deferred individual line service grant revenues. The annual impact of the conclusion of individual line service grants will be lower revenues of $6.7 million in 2004. Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included non-incumbent local exchange carrier (non-ILEC) revenues of $128.4 million for the first quarter of 2004, compared with $140.7 million for the same period in 2003, a decrease of $12.3 million or 8.7%. Growth in non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $10.8 million in the first quarter of 2004, when compared with the same period one year ago. Normalized for such asset disposals, non-ILEC revenues decreased by approximately $1.5 million or 1.2% as a result of lower wholesale traffic and prices, partly offset by higher recurring revenue streams.

    The following is a discussion of TELUS Mobility revenues and key operating indicators.

Operating revenues - Mobility segment

Quarters ended March 31                     2004     2003     Change    %
------------------------------------------------------------------------------
        ($ millions)
        Network revenue                     592.4    492.1    100.3     20.4
        Equipment revenue                    40.3     40.3        -        -
       ----------------------------------------------------------------------
        External operating revenue          632.7    532.4    100.3     18.8
        Intersegment revenue                  4.6      3.7      0.9     24.3
       ----------------------------------------------------------------------
        Total operating revenue             637.3    536.1    101.2     18.9
       ----------------------------------------------------------------------

Key operating indicators - Mobility segment

(000s for subscribers
 and additions)                             2004     2003   Change      %
       ----------------------------------------------------------------------
        As at March 31
       ---------------
        Subscribers - postpaid            2,876.5  2,533.9    342.6     13.5
        Subscribers - prepaid               623.6    528.3     95.3     18.0
                                          -------- -------- -------- --------
        Subscribers - total               3,500.1  3,062.2    437.9     14.3

        Digital POPs(1) covered including
         roaming/resale (millions)(2)        29.5     27.9      1.6      5.7

        Quarters ended March 31
       ------------------------
        Net subscriber additions -
         postpaid                            64.7     43.3     21.4     49.4
        Net subscriber additions -
         prepaid                             11.4     23.4    (12.0)   (51.3)
                                          -------- -------- -------- --------
        Net subscriber additions - total     76.1     66.7      9.4     14.1

        Churn, per month (%)(3a)              1.5      1.5        -        -
        Acquisition COA(3b)
          per gross subscriber
           addition ($)(3c)                   383      425      (42)    (9.9)
        ARPU ($)(3d)                           57       54        3      5.6
        Average minutes of use
         per subscriber per month ("MOU")     362      315       47     14.9

        EBITDA to network revenue (%)        41.8     36.3      5.5        -
        Retention COA to network
         revenue (%)                          5.0      3.4      1.6        -
        EBITDA excluding
          Acquisition COA ($ millions)(3e)  336.1    266.1     70.0     26.3
       ----------------------------------------------------------------------

        (1) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
        (2) TELUS Mobility has not activated all digital-roaming areas. As at March 31, 2004, TELUS Mobility PCS digital population coverage was 22.2 million and 29.5 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
        (3) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
                a. Churn is calculated as the number of subscriber units
                   disconnected during the period divided by the average number of units on the network, expressed as a rate per month.
                b. Acquisition COA consists of the total of handset
                   subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period.
                c. Acquisition COA per gross subscriber addition is
                   Acquisition COA divided by gross subscriber activations during the period.
                d. ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.
                e. EBITDA excluding Acquisition COA is a measure for
                   operational profitability normalized for the period costs of adding new customers.
                -------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased 20.4% for the quarter ended March 31, 2004 as compared with the same period in 2003. This growth was a result of the continued expansion of the cumulative subscriber base by 14.3% to approximately 3.5 million subscribers from 3.1 million subscribers one year ago. In addition, ARPU increased to a Canadian industry-leading $57 in the first quarter of 2004 as compared with $54 in 2003, representing a fifth successive quarter of year over year increases.

       TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and slightly improved year over year churn. The improved ARPU was a result of increased usage, increased acceptance of data and Internet based products and pricing discipline. Average minutes of use (MOU) per subscriber per month were 362 in the first quarter 2004 as compared with 315 in the same period last year. At March 31, 2004, postpaid subscribers accounted for 82.2% of the total cumulative subscriber base as compared with 82.7% one-year earlier, remaining relatively stable, and contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Net postpaid subscriber additions of 64,700 for the first quarter of 2004 represented 85.0% of all net additions as compared with 43,300 (64.9%) for the corresponding period in 2003, representing a significant increase of 49.4%. This was the third consecutive quarter of positive net postpaid subscriber growth. Moreover, total net subscriber additions for the first quarter of 2004 improved by 14.1% over the same quarter in 2003. This overall positive trend was driven in part by the continued successful advertising campaign initiated in the fourth quarter of 2003 that highlighted TELUS' new camera phones and picture messaging service. The campaign helped to establish a market leadership position for TELUS Mobility in the camera phone marketplace.

       Blended postpaid and prepaid churn rate slightly improved to 1.49% in the first quarter of 2004 as compared with 1.53% in the first quarter of 2003. Deactivations increased slightly by 10.9% to 154,200 for the first quarter of 2004 as compared with 139,000 for the same period last year. This was a notable accomplishment considering a 14.3% increase in the cumulative subscriber base in the face of aggressive competition. The low churn rate can be attributed to improved network quality and coverage, excellent client service levels, client contracts for one to three years as part of loyalty and retention programs and specific grandfathered rate plans.

    - Equipment sales, rental and service revenue in the first quarter of 2004 remained unchanged at $40.3 million when compared with the corresponding quarter in 2003 despite a 12% growth in gross subscriber additions from 205,700 to 230,300, caused mainly by increased promotional and contracting activity and improved vendor pricing including favourable foreign exchange rates passed on to the client. Handset revenues associated with gross subscriber activations are included in acquisition COA.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.

The following is a discussion of Communications segment expenses.

Operations expense - Communications segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Salaries, benefits and
         other employee-related costs       390.5    400.7    (10.2)    (2.5)
        Other operations expenses           316.2    339.0    (22.8)    (6.7)
       ----------------------------------------------------------------------
        Total operations expense            706.7    739.7    (33.0)    (4.5)
       ----------------------------------------------------------------------

    Operations expense for the Communications segment decreased in first quarter of 2004, when compared with the first quarter of 2003, primarily due to Operational Efficiency Program savings and reduced Intercarrier facilities, transit and termination costs. There were 18,522 full-time equivalent employees at the end of March 2004, a decrease of 693 when compared with 19,215 at the end of March 2003.

    - Salaries, benefits and employee-related expenses decreased in the first quarter of 2004, when compared with the same period in 2003. Incremental savings in salaries, benefits and employee-related overhead costs under the Operational Efficiency Program (duration from 2001 to 2003) were $23.0 million in the first quarter of 2004. The final staff departures in 2004 under this program were approximately
       50. In addition, pension expense for defined benefit and defined contribution plans decreased by $6.3 million primarily as a result of increased investment returns in 2003. Consequently, TELUS' Communications segment annual pension expense is expected to decrease by approximately $25.0 million for 2004, when compared with 2003. These reductions were partly offset by a $5.2 million share-based compensation expense, recognized commencing January 1, 2004, as discussed in Accounting policy developments. Overtime expenses in the first quarter of 2004 increased by $3.0 million when compared with the first quarter of 2003, but were $6.0 million lower when compared with the fourth quarter of 2003. The increase as compared with the same period in 2003 was incurred primarily to continue to improve customer service. Additional costs for the new partnership with the Calgary Health Authority and establishment of the Montreal call centre were $6.1 million in the first quarter of 2004. This increased cost was partly offset by savings on outsourcing of approximately $1.8 million included in Other operations expense. Staff increased by 107 for these two functions since the beginning of 2004. All other costs collectively increased in line with inflation rates.

    - Other operations expenses decreased in the first quarter of 2004, when compared with the same period in 2003, principally due to: (i) reduced facilities, transit and termination costs, which decreased by $19.6 million as a result of lower outbound traffic volumes and lower rates for U.S. and international traffic termination, as well as migration of off-net costs to on-net facilities; (ii) lower bad debt expense that decreased by $5.3 million as a result of tightened credit policies, more effective collection practices and reduced loss experience; and (iii) increased capitalized labour of $5.1 million due to higher capital investment activity in the first quarter of 2004, when compared with the same period in 2003. Partially offsetting these lower costs were $4.1 million increased contract and consulting expenses incurred for improvement of internal systems and processes, and $3.0 million increased brand and consumer advertising and promotions expense.

    Included in the total segment expenses discussed above are non-ILEC operations expenses for the first quarter of 2004 of $137.5 million, as compared with $155.2 million for the same period in 2003. This represented a decrease of $17.7 million or 11.4% as a result of asset disposals in 2004 and lower wholesale transit and termination costs associated with lower long distance revenues. Normalized for asset disposals, non-ILEC operations expenses for the first quarter of 2004 decreased by $9.1 million or 6.2%.

Operations expense - Mobility segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Equipment sales expenses             89.2     83.8      5.4      6.4
        Network operating expenses          102.5     86.1     16.4     19.0
        Marketing expenses                   61.4     55.8      5.6     10.0
        General and administration
         expenses                           136.4    131.8      4.6      3.5
       ----------------------------------------------------------------------
        Total operations expense            389.5    357.5     32.0      9.0
       ----------------------------------------------------------------------

    TELUS Mobility operations expense increased in the first quarter 2004, when compared with the same period last year. TELUS Mobility has been able to achieve significant economies of scale as evidenced by 14.3% growth in subscribers and 20.4% growth in Network revenue, with only a 9.0% increase in operating expenses year-over-year.

    - Expenses related to equipment sales increased in the first quarter of 2004 when compared with the same period in 2003, principally due to an increase in gross subscriber activations and higher retention activity. The increase related in part to continued marketing promotions including the camera phones and picture messaging service. Handset costs associated with gross subscriber activations are included in acquisition COA.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. In addition, Industry Canada spectrum licence fees were higher in the first quarter of 2004 principally due to a $5 million credit, related to years prior to 2003, received in first quarter of 2003 as part of a retroactive filing with Industry Canada. Network Costs once normalized for this event increased 12.5% year-over-year. Further, Network roaming costs increased $7.6 million in the first quarter as compared to the same period in 2003 largely due to successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the continued strength of Network revenue growth. TELUS Mobility has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continues to build out microwave facilities aimed at reducing future leased line transmission costs. TELUS Mobility's digital population coverage grew by 1.6 million to 29.5 million since March 31, 2003, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher advertising expenses and dealer compensation costs associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, acquisition COA improved considerably in the first quarter of 2004 at $383 as compared with $425 for the same period last year. Combined with the higher ARPU and steady churn, this indicates COA over the lifetime revenue of the subscriber continued to improve significantly in the first quarter of 2004 as compared with 2003.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased only by 3.5% in the first quarter of 2004 despite subscriber base growth of 14.3% and Network revenue growth of 20.4%. TELUS Mobility increased full-time equivalent employees (FTEs) by 7.0% to 5,370 from 5,021 one year earlier to support the significant growth in the subscriber base and continued expansion of its company-owned retail stores.

Restructuring and workforce reduction costs

        Quarters ended March 31              2004      2003     Change  %
       ----------------------------------------------------------------------
        ($ millions)
        Communications segment               15.9      6.5      9.4    144.6
        Mobility segment                        -        -        -        -
       ----------------------------------------------------------------------
        TELUS consolidated                   15.9      6.5      9.4    144.6
       ----------------------------------------------------------------------

    Restructuring costs recorded in 2004 were for a departmental reorganization in the Communications segment that is to result in the geographical consolidation of an information technology department from 15 locations to 2 primary locations. This reorganization, which is planned for completion in 2004, is expected to enable greater efficiencies.
    As at March 31, 2004, no future costs remain to be recorded under the Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded. In 2003, Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program, which is now completed. Approximately 50 staff departures occurred under the program occurred during the first quarter of 2004, for which the related costs were recorded in the fourth quarter of 2003. Cumulative net staff reductions under the Operational Efficiency Program from its inception in 2001 to its conclusion were approximately 7,550 comprised of 5,500 bargaining unit positions and 2,050 management positions. Cumulative cost structure reductions in the Communications segment since inception of the Operational Efficiency Program have increased to approximately $477 million by March 31, 2004. TELUS believes that the previously announced estimated annual recurring savings of $550 million from this program will be achieved in 2004.

EBITDA by segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Communications segment              473.5    485.7    (12.2)    (2.5)
        Mobility segment                    247.8    178.6     69.2     38.7
       ----------------------------------------------------------------------
        TELUS consolidated                  721.3    664.3     57.0      8.6
       ----------------------------------------------------------------------

EBITDA margin percentage(1) by segment

        Quarters ended March 31             2004     2003   Change
       -------------------------------------------------------------
        %
        Communications segment               39.6     39.4  0.2 pts
        Mobility segment(2)                  38.9     33.3  5.6 pts
        TELUS consolidated                   40.0     38.2  1.8 pts
       -------------------------------------------------------------

        (1) EBITDA divided by total revenue.
        (2) EBITDA as a percentage of network revenue was 41.8% for 2004, as compared with 36.3% for 2003.
        pts - percentage points

    When normalized for share-based compensation expense first recorded in 2004 and non-cash restructuring costs recorded in both 2004 and 2003, Communications segment EBITDA increased by $2.4 million or 0.5% in the first quarter of 2004 as compared with the first quarter of 2003, as the decrease in operations costs slightly exceeded the decrease in revenues.
    Significant growth in TELUS Mobility EBITDA and the related margin was attributed to strong ARPU and subscriber growth combined with a slightly improved churn rate and cost containment efforts. Consequently, EBITDA grew by 38.7% and the EBITDA margin improved by 5.6 percentage points in the first quarter of 2004 over the same period last year. The EBITDA margin, when calculated as a percentage of network revenue, improved to 41.8% for the first quarter of 2004 as compared with 36.3% for the same quarter in 2003, representing a positive spread of 5.5 percentage points.

Depreciation and amortization

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Depreciation                        321.7    318.6      3.1      1.0
        Amortization of intangible assets    88.7     92.5     (3.8)    (4.1)
        ---------------------------------------------------------------------
                                            410.4    411.1     (0.7)    (0.2)
        ---------------------------------------------------------------------

    Depreciation and amortization expenses were not significantly changed in first quarter of 2004, when compared with the same period in 2003. Increased depreciation and amortization for growth in data network and wireless capital assets was largely matched by write-offs of certain software assets, which occurred throughout 2003.

Other expense

        ($ millions)                         2004      2003     Change  %
       ----------------------------------------------------------------------
        Quarters ended March 31               1.2      5.6     (4.4)   (78.6)
       ----------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, income
(loss) or impairments in portfolio investments, gains and losses on disposal of property, and charitable donations.
    Accounts receivable securitization expense decreased by $2.5 million to $1.0 million in the first quarter of 2004, when compared with the same period in 2003. The decrease resulted from the continued reduction in the amount of securitized receivables. See Liquidity and capital resources - Accounts receivable sale. Net gains of $2.1 million were recorded in the first quarter of 2004 for the disposal of property, including the sale of several buildings. Losses from portfolio investments of $0.8 million and charitable donations expense of $1.4 million recorded in the first quarter of 2004 were not significantly changed from the same period last year.

Financing costs

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31             145.0    164.3    (19.3)   (11.7)
       ----------------------------------------------------------------------

    Financing costs consist of interest expense on long-term and short-term debt (including interest on convertible debentures), interest income, foreign exchange gains and losses and amortization of debt issue costs. See Note 5 of the interim consolidated financial statements.
    Interest on long-term and short-term debt was $165.4 million in the first quarter of 2004, a decrease of $8.9 million when compared with the same period in 2003. The decrease was primarily a result of repaying bank facilities, medium-term notes and First mortgage bonds after the first quarter of 2003. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, including long-term debt, current maturities and the deferred hedging liability, decreased to $7,571 million at March 31, 2004, when compared with $7,577 million at December 31, 2003 and $8,223 million at March 31, 2003. The average debt outstanding in the first quarter of 2004 was $7,572 million, as compared with $8,362 million in the same period in 2003.
    Interest income, which has the effect of reducing financing costs, was $19.8 million in the first quarter of 2004, an increase of $9.4 million, when compared with the same period in 2003. Interest income in both periods was recognized primarily as a result of tax refunds from the settlement of various tax matters dating back to prior years.

        Income taxes (recovery)

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31              62.6     (6.9)    69.5     NM
       ----------------------------------------------------------------------

    The increase in Income taxes in 2004, when compared with 2003, was primarily related to the $81.4 million increase in income before taxes. The effective tax rate in 2003 was significantly impacted by a positive
$47.0 million income tax adjustment for the settlement of tax matters relating to prior years, which had higher tax rates. See Note 6 of the interim consolidated financial statements.

        Non-controlling interest

        ($ millions)                         2004      2003    Change   %
       ----------------------------------------------------------------------
        Quarters ended March 31               0.8      0.7      0.1     14.3
       ----------------------------------------------------------------------

    Non-controlling interest primarily represents partners' interests in several small subsidiaries.

        Preferred dividends

        ($ millions)                          2004     2003      Change  %
       ----------------------------------------------------------------------
        Quarters ended March 31               0.9      0.9        -        -
       ----------------------------------------------------------------------

    There were no changes to quarterly dividends on preferred shares. On
March 25, 2004, TELUS Communications Inc. mailed notices of redemption to the holders of its publicly issued preference and preferred shares. The intention to redeem its publicly issued preference and preferred shares was previously announced on February 12, 2004. General corporate funds will be used to redeem nine classes of preference and preferred shares for total consideration of approximately $72.8 million.

Liquidity and capital resources
-------------------------------

        Cash provided by operating activities

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31             588.1    404.7    183.4     45.3
       ----------------------------------------------------------------------

    Cash provided by operating activities increased in the first quarter of 2004, when compared with 2003, principally due to the recovery of income taxes associated with settlement of tax matters (including interest income), lower payments under restructuring programs, improved operating profitability, lower interest expense and a smaller decrease in accounts payable and accrued liabilities, partly offset by the reduction in securitized account receivables and an increase in contributions to defined benefit plans.

    - Cash recovery of income taxes associated with settlement of prior years' tax matters was $111.1 million or $104.6 million net of tax installments in the first quarter of 2004, compared with net tax installments of $0.6 million in the first quarter of 2003.
    - Payments under restructuring and workforce reduction initiatives were $68.4 million in the first quarter of 2004, compared with payments of $153.9 million in the same period in 2003.
    - EBITDA increased by $57.0 million in the first quarter of 2004, when compared with the same period in 2003.
    - Interest paid decreased by $13.2 million to $22.8 million in the first quarter of 2004, when compared with the same period in 2003, as a result of debt reduction.
    - Interest received increased by $13.2 million to $14.2 million in the first quarter of 2004, when compared with the same period in 2003, primarily from the settlement of tax matters.
    - Non-cash working capital changes for Accounts payable and accrued liabilities, excluding changes in accrued interest, increased by $58.2 million, and is reflective of smaller decrease in sequential quarterly activity levels in the first quarter of 2004, when compared with the same period in 2003.
    -  Employer contributions to employee defined benefit plans, increased by
       10.6 million to $28.6 million primarily as a result of different timing of contributions.
    - The Company made accounts receivable securitization reduction payments of $150 million in the first quarter of 2004, compared with $21.0 million net reduction payments in the same period in 2003.


Cash used by investing activities

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31             298.6    182.6    116.0     63.5
       ----------------------------------------------------------------------

    Cash used by investing activities increased in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of increased capital expenditures, partly offset by $12.1 million proceeds from the sale of non-core assets, including several properties. Results for the first quarter of 2003 included $19.3 million cash proceeds from the sale of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain was deferred and is being amortized over the term of the lease.


Capital expenditures by segment

        Quarters ended March 31              2004     2003   Change        %
       ----------------------------------------------------------------------
        ($ millions)
        Communications segment              259.4    153.5    105.9     69.0
        Mobility segment                     50.3     54.3     (4.0)    (7.4)
       ----------------------------------------------------------------------
        Total capital expenditures          309.7    207.8    101.9     49.0
       ----------------------------------------------------------------------
       -------------------------------------------------------------
        Capital expenditure
         intensity(1) (%)                    17.2     11.9      5.3
       -------------------------------------------------------------

        (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

    - Communications segment capital expenditures increased in the first quarter of 2004, when compared with the first quarter of 2003. First quarter expenditures last year were uncharacteristically low as a result of peak impacts from Operational Efficiency Program initiatives, which resulted in approximately 2,500 staff reductions in the fourth quarter of 2002. Non-ILEC capital expenditures increased by $23.7 million to $42.3 million primarily to support the Company's IP strategy and delivery of services to new customers. ILEC capital expenditures increased by $82.2 million to $217.1 million in the first quarter of 2004, when compared with the same period in 2003, due to significant investments in network infrastructure to improve customer service and network reliability, as well as investments in internal systems and processes, and the development of new services. High-speed Internet (ADSL) network facilities and systems expenditures increased by $16.1 million to $36.6 million to support subscriber growth.

        The Communications segment capital expenditure intensity ratios were 21.7% and 12.5%, respectively for the first quarters of 2004 and 2003. Cash flow (EBITDA less capital expenditures) decreased by $118.1 million to $214.1 million in the first quarter of 2004, when compared with the same period in 2003, because of the increase in capital spending and, to a lesser extent, an increased restructuring charge of $9.4 million.

    - Mobility segment capital expenditures decreased slightly in the first quarter of 2004 when compared with same period in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued its microwave build in the first quarter of 2004 aimed at reducing future leased line transmission costs. Capital spending declined slightly over last year principally as a result of lower infrastructure equipment costs, a stronger Canadian dollar and the timing of network capital expenditures.

        Capital expenditure intensity for TELUS Mobility decreased to 7.9% in the first quarter of 2004 from 10.1% in the first quarter of 2003, due primarily to significant growth in Network revenues. Capital expenditures are generally lower in the first quarter; however, Mobility still expects to achieve capital expenditure intensity of approximately 13% for the full year. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated a record cash flow of $197.5 million or 31.0% of total revenue in the first quarter 2004, as compared with $124.3 million or 23.2% in the same period last year.

    Consolidated cash flow decreased by $44.9 million to $411.6 million in the first quarter of 2004, when compared with the same period in 2003, as increased Communications segment capital expenditures, were partly offset by improvement in Mobility segment EBITDA.

Cash used by financing activities

        ($ millions)                         2004     2003   Change     %
       ----------------------------------------------------------------------
        Quarters ended March 31              22.2    205.7   (183.5)   (89.2)
       ----------------------------------------------------------------------

    Cash used by financing activities decreased in the first quarter of 2004, when compared with the same period in 2003, as a result of the following:

    - Common Shares and Non-Voting Shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan, from share-based compensation plans and from warrants were $27.0 million for 2004, compared with proceeds of $20.1 million for 2003 under the employee share purchase plan and share-based compensation plans.

    - Dividends to shareholders - Cash dividends paid to shareholders decreased by $2.5 million to $42.3 million in the first quarter of 2004, when compared with same period in 2003. The decrease in cash dividends arose from higher enrolment in dividend reinvestment plans (approximately 24% for the dividend paid in January 2004, compared with approximately 17% one year earlier), partly offset by an increased number of shares outstanding. The 15-cent quarterly dividend paid per Common Share and Non-Voting Share remained unchanged from one year earlier. The rate of participation in dividend reinvestment plans decreased to approximately 13% in early April 2004, which is expected to increase cash dividend payments in the second quarter of 2004 by approximately $6 million, as compared with the payment in the first quarter of 2004.

    - Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) were $6.9 million in the first quarter of 2004, compared with $182.6 million in the same period in 2003. Net debt redemptions in the first quarter of 2004 were primarily bank facilities, for which the maximum outstanding balance reached $34.0 million during the period, prior to being repaid in full. Debt redemptions expected for the remainder of 2004 include: $189.5 million of TELUS Communications Inc. Series A debentures due August 24, 2004, $20 million of TELUS Communications Inc. Medium Term Notes due August 25, 2004 and capital leases.

Liquidity and capital resource measures

                                   March 31,  March 31,              Dec. 31,
    Period ended                   2004       2003         Change    2003
    -------------------------------------------------------------------------
    Components of debt and
     coverage ratios
    ----------------------
    Net debt(1) ($ millions)        7,360.6    8,337.7     (977.1)   7,658.6
    Total capitalization(2)
     - book value ($ millions)     13,910.5   14,705.5     (795.0)  14,190.9

    EBITDA (excluding
     restructuring)(3)
     (12-month trailing)
     ($ millions)                   2,910.5    2,600.1      310.4    2,844.1
    Net interest cost(4)
     (12-month trailing)
     ($ millions)                     617.2      678.1      (60.9)     636.5

    Debt ratios
    -----------
    Fixed rate debt as a proportion
     of total indebtedness (%)         95.4       95.1        0.3      100.0
    Average term to maturity
     of debt (years)                    6.0        6.5       (0.5)       6.2

    Net debt to total
     capitalization (%)                52.9       56.7       (3.8)      54.0
    Net debt to EBITDA(5)               2.5        3.2       (0.7)       2.7

    Coverage ratios
    ---------------
    Earnings coverage(6)                1.9        0.7        1.2        0.7
    EBITDA interest coverage(7)         4.7        3.8        0.9        4.4

    Other measures
    --------------
    Free cash flow(8) (three-month
     $ millions)                      443.3      267.6      175.7       71.5
    Free cash flow (12-month
     trailing, $ millions)          1,020.6       42.9      977.7      844.9
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt (including convertible debentures) plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $700.0 million as at March 31, 2004 (compared with deferred hedge liabilities of
        $204.6 million as at March 31, 2003 and $745.8 million at
        December 31, 2003). Net debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $62.8 million at March 31, 2004 (as compared with $121.5 million at March 31, 2003 and $88.1 million at December 31,
        2003), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
    (2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.
    (3) EBITDA (excluding Restructuring and workforce reduction costs of $37.7 million, $563.9 million and $28.3 million, respectively, for the 12-month periods ended March 31, 2004, March 31, 2003, and December 31, 2003). EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.
    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding interest income, net interest costs for the 12-month periods ended March 31, 2004 and 2003, respectively, were $669.9 million and $714.1 million, and $679.8 million for the year ended December 31, 2003.
    (5) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (7) EBITDA interest coverage is defined as EBITDA (excluding restructuring) divided by Net interest cost (including interest on convertible debentures). When interest income is excluded from the calculation, the ratios were 4.3 and 3.6, respectively, for the 12-month periods ended March 31, 2004 and 2003, and 4.2 for the year ended December 31, 2003. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (8) See Note 2 of the Financial highlights table.
    -------------------------------------------------------------------------

    The long-term debt balance, including current maturities, was $6,871 million as at March 31, 2004, an increase of $40 million from December 31, 2003. This increase in the debt balance included a $45.8 million appreciation in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 1% depreciation of the Canadian dollar during the first quarter of 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding decrease of $45.8 million being recorded in the net Deferred hedging liability.
    The proportion of debt with fixed interest rates was relatively unchanged at March 31, 2004, when compared with one year earlier. While the amount of utilized bank facilities decreased to $nil from $504 million one year earlier, TELUS converted $350 million of debt from a fixed rate to a floating rate basis during the quarter through a fixed to floating interest rate swap. Subsequent to March 31, 2004, TELUS converted and additional $150 million of debt from a fixed rate to a floating rate basis, reducing the proportion of fixed rate debt to 93.4%. The net debt to total capitalization ratio measured at March 31, 2004 decreased, when compared with one year earlier, as result of debt repayments and increased in retained earnings since the first quarter of 2003. The net debt to EBITDA ratio measured at March 31, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring). The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2004. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower net interest costs, including significant interest income.
    Free cash flow for the three-month period ended March 31, 2004, increased when compared with one year earlier primarily because of improved EBITDA, cash tax recoveries, lower payments under restructuring programs and lower interest payments, partly offset by increased capital expenditures. Free cash flow for the twelve-month period ended March 31, 2004 increased, when compared with one year earlier, for the same reasons and significantly reduced capital expenditures.

    Outstanding share data

    National Instrument 51-102, Section 5.4, requires disclosure of information relating to the outstanding securities of the reporting issuer as of the latest practicable date. Under this Section, the following must be disclosed:

    - the number of shares for each class and series of voting or equity securities for which there are securities outstanding.

    - the number of shares that are issuable on the conversion, exercise or exchange of outstanding securities of the reporting issuer for each class and series of securities outstanding that are convertible into, or exercisable or exchangeable for, voting or equity securities of the reporting issuer.

    The following is a summary of the outstanding shares for each class of equity at March 31, 2004 and at April 26, 2004. In addition, for April 26, 2004, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.

    Class of equity security           Common     Non-Voting      Total
                                       Shares       Shares       Shares
                                     outstanding  outstanding  outstanding
    At March 31, 2004
      Common equity - Common
       Shares outstanding            191,573,384            -  191,573,384
      Common equity - Non-Voting
       Shares outstanding                      -  162,088,340  162,088,340
                                    ------------ ------------ ------------
                                     191,573,384  162,088,340  353,661,724(1)
                                    ------------ ------------ ------------
    At April 26, 2004
      Common equity - Common
       Shares outstanding            191,801,627            -  191,801,627
      Common equity - Non-Voting
       Shares outstanding                      -  162,361,327  162,361,327
                                    ------------ ------------ ------------
                                     191,801,627  162,361,327  354,162,954
                                    ------------ ------------ ------------
    Outstanding and issuable
     shares(2) at April 26, 2004
      Common Shares and Non-Voting
       Shares outstanding            191,801,627  162,361,327  354,162,954
      TELUS Corporation convertible
       debentures                              -    3,765,819    3,765,819
      Options                          3,309,508   23,307,042   26,616,550
      Warrants                                 -      677,412      677,412
                                    ------------ ------------ ------------
                                     195,111,135  190,111,600  385,222,735
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the first quarter of 2004, the number of shares outstanding at March 31, 2004 was 355,631,524.
    (2) Assuming full conversion and ignoring exercise prices.

    Credit facilities

    TELUS' credit facilities at March 31, 2004 consisted of a $1.5 billion
(or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($nil drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364 day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities ($2 million drawn and approximately $4.3 million in committed and outstanding undrawn letters of credit).
    TELUS has received $1.6 billion in commitments from a syndicate of financial institutions. The new credit facilities will consist of: (i) an $800 million (or U.S. Dollar equivalent) revolving credit facility with a four-year term, and (ii) a 364-day facility with $800 million (or U.S. Dollar equivalent) in available credit on a revolving basis and which is extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the anniversary date. These new facilities are expected to replace the existing committed credit facilities prior to the availability termination dates of such facilities. The commitments are subject to review of final documentation.
    At March 31, 2004, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.5:1 as at March 31, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 4.8:1 as at March 31, 2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts receivable sale

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of April 26, 2004. The proceeds of securitized receivables were reduced to $150 million at March 31, 2004, as compared with $454 million one year earlier and $300 million at December 31, 2003. Average proceeds from securitization were $275 million in the first quarter of 2004, compared with $467 million in the same period in 2003.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At March 31, 2004, this amount, defined as the Asset Securitization Amount, was $62.8 million.

    Credit ratings

    On April 5, 2004, Dominion Bond Rating Service announced that it placed the credit ratings of TELUS Communications (Quebec) Inc. "under review with positive implications". On March 2, 2004, as disclosed in TELUS 2003 Annual Report, Moody's Investors Service upgraded the credit rating on TELUS' senior notes to Baa3 (investment grade) with a stable outlook. In addition, in March 2004, Standard & Poor's (S&P) affirmed the 'BBB' long-term corporate ratings on TELUS and TELUS Communications Inc. with a 'stable' outlook. S&P also affirmed the respective 'BBB' and 'A-' ratings for TELUS Communications (Quebec) Inc.'s $70 million Notes due February 2007 and $30 million First mortgage bonds due July 2010. S&P otherwise withdrew the ratings for TELUS Communications (Quebec) Inc. as a result of announced plans to transfer substantially all the assets and business of TELUS Communications (Quebec) Inc. to TELUS Communications Inc. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

    Off-balance sheet arrangements and contractual liabilities

    Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted share units and the other series of hedging relationships results in the notional conversion of $350 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread. In early April 2004, the Company entered into additional hedging relationships that resulted in bringing the total notional conversion of the 2006 (Canadian Dollar) Notes to $500 million with a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.
    As at March 31, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$60 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.
    Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

    Commitments and contingent liabilities (Note 15 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at March 31, 2004, was $93 million. The mechanism for disposing of balance of this deferral account, other than as already approved by the CRTC, is currently the subject of a CRTC proceeding, as discussed further in Risks and uncertainties - Regulation. The Company has $88.5 million in outstanding commitments for its restructuring programs as at March 31, 2004. The maximum, undiscounted guarantee amounts for the balance of 2004, without regard for the likelihood of having to make such payment, is $22.3 million.

Revised Guidance for 2004
-------------------------

    Management has revised guidance for 2004 as follows:

    - Guidance for basic earnings per share has been increased to reflect the receipt of additional interest income from the settlement of tax matters.

    - TELUS' Communications segment revenue has been revised downward as a result of weakness in traditional incumbent local exchange carrier ("ILEC") revenues and softness in non-ILEC data revenue growth.

    - Guidance for consolidated EBITDA is unchanged as an increase in TELUS Mobility EBITDA is expected to be offset by a reduced Communications segment EBITDA, for which guidance has been revised to reflect slower revenue growth.

                           --------------------------------------------------
                              2004 Revised     2004 Targets       Change
                                Guidance
    -------------------------------------------------------------------------
    Consolidated
      Revenues                 $7.45 to        $7.45 to              -
                               $7.55 billion   $7.55 billion
    -------------------------------------------------------------------------
      EBITDA(1)                $2.95 to        $2.95 to              -
                               $3.05 billion   $3.05 billion
    -------------------------------------------------------------------------
      Earnings per share
       - basic                 $1.10 to        $1.05 to          five cents
                               $1.30           $1.25
    -------------------------------------------------------------------------
      Capital expenditures     Approx.         Approx.               -
                               $1.225 billion  $1.225 billion
    -------------------------------------------------------------------------
      Free cash flow(2)        $1.13 to        $1.13 to              -
                               $1.23 billion   $1.23 billion
    -------------------------------------------------------------------------
      Net debt to EBITDA(3)    2.5 times       2.5 times             -
                               or less         or less
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)       $4.7 to         $4.8 to         $(50) to
                               $4.8 billion    $4.85 billion   $(100) million
    -------------------------------------------------------------------------
        Non-ILEC revenue       $550 to         Approx.          $(35) to
                               $575 million    $610 million     $(60) million
    -------------------------------------------------------------------------
      EBITDA                   $1.925 to       $1.975 to        $(50) million
                               $1.975 billion  $2.025 billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA        $(20) to        Approx.          $(25) to
                               $(30) million   $5 million       $(35) million
    -------------------------------------------------------------------------
      Capital expenditures     Approx.         Approx.               -
                               $875 million    $875 million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions           Approx.         Approx.               -
                               125,000         125,000
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)       $2.65 to        $2.65 to              -
                               $2.7 billion    $2.7 billion
    -------------------------------------------------------------------------
      EBITDA                   $1.0 to         $975 million to    $25 million
                               1.05 billion    $1.025 billion
    -------------------------------------------------------------------------
      Capital expenditures     Approx.         Approx.               -
                               $350 million    $350 million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions           375,000 to      375,000 to            -
                               425,000         425,000
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments, which is expected to be approximately
        $45 million in 2004.

        ($ millions)                              2004 target range
                                                  ------------------
        Operating revenues                         7,450  to  7,550
        Less Operations expense                    4,470      4,470
        Less Restructuring and workforce
         reduction costs                              30         30
                                                  -------    -------
        EBITDA                                     2,950  to  3,050

    (2) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The definition of free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out.

        ($ millions)                              2004 target range
                                                  ------------------
        EBITDA                                     2,950  to  3,050
        Restructuring and workforce reduction
         costs, net of cash payments                 (85)       (85)
        Excess of share compensation expense
         over payments                                35         35
        Cash interest paid net of cash
         interest received                          (650)      (650)
        Income taxes received (paid) including
         investment tax credits                      105        105
        Capital expenditures (capex)              (1,225)    (1,225)
                                                  -------    -------
        Free cash flow                             1,130      1,230

    (3) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.


    5.  Risks and uncertainties

    The following are updates to the risks and uncertainties described in Management's discussion and analysis in TELUS' 2003 Annual Report, filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

Competition

    Increased competition may adversely affect market shares, volumes and pricing in certain TELUS business segments

    On March 18, 2004, Manitoba Telecom Services Inc. announced that it had agreed to purchase all of the shares of an existing national competitor Allstream. This transaction, if concluded, could affect the competitive landscape in Canada, particularly for business local, long distance, data, and other services.
    In March 2004, Bell Mobility and The Virgin Group announced a joint marketing alliance to offer wireless communication services (on a resale basis) aimed at the Canadian youth market. Virgin Mobile Canada expects to launch its services through a nation-wide rollout later this year using Bell Mobility's 1X digital wireless network.

Regulation

    Price cap regulation - Telecom Public Notice CRTC 2004-1

    On March 24, 2004, the CRTC initiated a public proceeding, inviting proposals for disposing of the amounts accumulated in the incumbent local exchange carriers' (ILECs') deferral accounts during the first two years of the second price cap period (June 2002 through May 2004, except for TELUS Communications (Quebec) Inc., which is August 2002 through July 2004). The CRTC has already determined that ILECs can recover from their deferral accounts certain mandated reductions in competitor services rates, service improvement plan costs and competitive digital network access discounts. The scope of the proceeding will address the remaining balance of the deferral accounts. The CRTC indicated that possible outcomes include:

    - Adjustments to the deferral account could be made if the Commission approved rate reductions for residential local services as a result of competitive pressures;

    - The deferral account could be drawn down to mitigate rate increases for residential services that could result from the approval of exogenous factors when inflation exceeded productivity; and

    - Other draw downs could occur such as subscriber rebates or the funding of initiatives that would benefit residential customers in other ways.

    Proceedings under this Public Notice are expected to continue through to the autumn 2004. TELUS is participating in these proceedings.

    Regulatory framework for voice communication services using Internet protocol - Telecom Public Notice CRTC 2004-2

    On April 7, 2004, the CRTC initiated a public proceeding and expressed its preliminary views regarding regulatory requirements for the provision of voice communication services using Internet protocol. A summary of the CRTC's preliminary view follows.

    - Voice communication services that provide access to and/or from the public switched telephone network and generally use telephone numbers that conform to the North American Numbering Plan, are not retail Internet services and will be regulated as local exchange services. Revenues from such services are contribution-eligible.

    - Peer-to-peer Internet services, that do not connect to the public switched telephone network, and do not use telephone numbers that conform to the North American Numbering Plan, are retail Internet services and will not be regulated as local exchange services. Revenues from such services are not contribution-eligible.

    The CRTC invited comments on its preliminary views and related matters to be filed by June 18, 2004, followed by an interrogatory process and a public consultation on September 21-22, 2004. This proceeding will conclude on October 13, 2004 with the filing of reply comments. TELUS is participating in this process.



    TELUS Corporation

Consolidated statements of income

                                                            Three months
    Periods ended March 31 (unaudited) (millions)         2004        2003
    -------------------------------------------------------------------------
                                                                   (restated)
    OPERATING REVENUES                                $  1,803.8  $  1,740.9
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                                         1,066.6     1,070.1
      Restructuring and workforce reduction costs           15.9         6.5
      Depreciation                                         321.7       318.6
      Amortization of intangible assets                     88.7        92.5
    -------------------------------------------------------------------------
                                                         1,492.9     1,487.7
    -------------------------------------------------------------------------
    OPERATING INCOME                                       310.9       253.2
      Other expense, net                                     1.2         5.6
      Financing costs                                      145.0       164.3
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES AND NON-CONTROLLING
     INTEREST                                              164.7        83.3
      Income taxes (recovery)                               62.6        (6.9)
      Non-controlling interest                               0.8         0.7
    -------------------------------------------------------------------------
    NET INCOME                                             101.3        89.5
      Preference and preferred share dividends               0.9         0.9
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING SHARE INCOME          $    100.4   $    88.6
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE AND NON-VOTING SHARE ($)
      -  Basic                                              0.28        0.26
      -  Diluted                                            0.28        0.26
    DIVIDENDS DECLARED PER COMMON SHARE
     AND NON-VOTING SHARE ($)                               0.15        0.15
    TOTAL WEIGHTED AVERAGE COMMON SHARES
     AND NON-VOTING SHARES OUTSTANDING (millions)
      -  Basic                                             353.1       346.8
      -  Diluted                                           355.6       347.0
    ==========================================================================


    TELUS Corporation

Consolidated balance sheets

                                                         As at       As at
                                                       March 31, December 31,
    (unaudited) (millions)                               2004         2003
    -------------------------------------------------------------------------
                                                                  (restated)
    ASSETS
    Current Assets
      Cash and temporary investments, net             $    273.5  $      6.2
      Accounts receivable                                  762.7       723.8
      Income and other taxes receivable                    117.5       187.4
      Inventories                                          117.8       123.5
      Prepaid expenses and other                           208.0       172.4
      Current portion of future income taxes               303.8       304.0
    -------------------------------------------------------------------------
                                                         1,783.3     1,517.3
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other               7,710.4     7,764.3
      Intangible assets subject to amortization            790.8       844.7
      Intangible assets with indefinite lives            2,954.6     2,954.6
    -------------------------------------------------------------------------
                                                        11,455.8    11,563.6
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                     632.3       610.7
      Future income taxes                                  532.5       626.0
      Investments                                           41.6        41.9
      Goodwill                                           3,118.0     3,118.0
    -------------------------------------------------------------------------
                                                         4,324.4     4,396.6
    -------------------------------------------------------------------------
                                                      $ 17,563.5  $ 17,477.5
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities        $  1,332.8  $  1,294.5
      Restructuring and workforce reduction
       accounts payable and accrued liabilities             88.5       141.0
      Dividends payable                                     53.8        53.5
      Accrual for redemption of preference
       and preferred shares                                 72.8           -
      Advance billings and customer deposits               454.9       445.0
      Current maturities of long-term debt                 213.1       221.1
    -------------------------------------------------------------------------
                                                         2,215.9     2,155.1
    -------------------------------------------------------------------------
    Long-Term Debt                                       6,658.2     6,609.8
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                          1,134.4     1,173.7
    -------------------------------------------------------------------------
    Future Income Taxes                                  1,005.1     1,007.0
    -------------------------------------------------------------------------
    Non-Controlling Interest                                 9.7        10.7
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option               8.8         8.8
      Preference and preferred shares                          -        69.7
      Common equity                                      6,531.4     6,442.7
    -------------------------------------------------------------------------
                                                         6,540.2     6,521.2
    -------------------------------------------------------------------------
                                                      $ 17,563.5  $ 17,477.5
    =========================================================================


    TELUS Corporation

Consolidated statements of cash flows

                                                            Three months
    Periods ended March 31 (unaudited) (millions)         2004        2003
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income                                        $    101.3  $     89.5
    Adjustments to reconcile net income
     to cash provided by operating activities:
      Depreciation and amortization                        410.4       411.1
      Future income taxes                                   91.8       193.9
      Share-based compensation                               4.7           -
      Net employee defined benefit plans expense             4.9        13.1
      Employer contributions to employee defined
       benefit plans                                       (28.6)      (18.0)
      Restructuring and workforce reduction costs,
       net of cash payments                                (52.5)     (147.4)
      Other, net                                             6.1         6.9
      Net change in non-cash working capital                50.0      (144.4)
    -------------------------------------------------------------------------
    Cash provided by operating activities                  588.1       404.7
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures                                  (309.7)     (207.8)
    Proceeds from the sale of property
     and other assets                                       12.1        19.3
    Other                                                   (1.0)        5.9
    -------------------------------------------------------------------------
    Cash used by investing activities                     (298.6)     (182.6)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-Voting Shares issued              27.0        20.1
    Dividends to shareholders                              (42.3)      (44.8)
    Long-term debt issued                                   27.3        17.5
    Redemptions and repayment of long-term debt            (34.2)     (200.1)
    Other                                                      -         1.6
    -------------------------------------------------------------------------
    Cash used by financing activities                      (22.2)     (205.7)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase in cash and temporary investments, net        267.3        16.4
    Cash and temporary investments, net,
     beginning of period                                     6.2        (9.0)
    -------------------------------------------------------------------------
    Cash and temporary investments, net,
     end of period                                    $    273.5  $      7.4
    =========================================================================
    SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
    Interest paid                                     $     22.8  $     36.0
    =========================================================================
    Interest received                                       14.2         1.0
    =========================================================================
    Income taxes
     (inclusive of Investment Tax Credits) received
     (paid)                                           $    104.6  $     (0.6)
    =========================================================================


    TELUS Corporation
Segmented Information

    Periods
     ended
     March 31   Communications     Mobility   Eliminations     Consolidated
    (millions)   2004     2003   2004   2003   2004   2003     2004     2003
    -------------------------------------------------------------------------
    External
     revenue $1,171.1 $1,208.5 $632.7 $532.4 $   -  $    - $1,803.8 $1,740.9
    Inter-
     segment
     revenue     25.0     23.4    4.6    3.7  (29.6) (27.1)       -        -
    -------------------------------------------------------------------------
    Total
     operating
     revenue  1,196.1  1,231.9  637.3  536.1  (29.6) (27.1) 1,803.8  1,740.9
    Operations
     expense    706.7    739.7  389.5  357.5  (29.6) (27.1) 1,066.6  1,070.1
    Restruc-
     turing and
     work-force
     reduction
     costs       15.9      6.5      -      -      -      -     15.9      6.5
    -------------------------------------------------------------------------
    EBITDA(1)$  473.5 $  485.7 $247.8 $178.6 $    - $    - $  721.3 $  664.3
    -------------------------------------------------------------------------
    CAPEX(2) $  259.4 $  153.5 $ 50.3 $ 54.3 $    - $    - $  309.7 $  207.8
    -------------------------------------------------------------------------
    EBITDA
     less
     CAPEX   $  214.1 $  332.2 $197.5 $124.3 $    - $    - $  411.6 $  456.5
    -------------------------------------------------------------------------

      (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

      (2)  Total capital expenditures ("CAPEX").


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2004
						TELUS Corporation


					 	   /s/ James W. Peters
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary